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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                              (Amendment No. ___)*

                              ELECSYS CORPORATION.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00949N103
                                 (CUSIP Number)

                                 Sue Ann Murray
                              Gagnon Securities LLC
                     1370 Avenue of the Americas, Suite 2002
                            New York , New York 10019
                                 (212) 554-5030
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notice and Communications)

                               September 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 6 Pages)

CUSIP NO. 00949N103

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NEIL GAGNON

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    PF, OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
NUMBER OF     7.  SOLE VOTING POWER
SHARES
                  168,125
              ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER
OWNED BY
                  129,125
              ------------------------------------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER
REPORTING
                  168,125
              ------------------------------------------------------------------
PERSON WITH   10. SHARED DISPOSITIVE POWER

                  522,422
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    690,547
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.8
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------


                                Page 2 of 6 Pages

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by Elecsys Corporation, a Kansas corporation (the "Company"), whose principal executive offices are located at 11300 West 89th Street, Overland Park, Kansas 66214.

Item 2.  Identity and Background.

     This statement is filed by Neil Gagnon. The address of the Reporting Person is 1370 Avenue of the Americas, Suite 2002, New York, New York 10019. Mr. Gagnon is a United States citizen.

     The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

     A total of 391,747 of the shares of Common Stock reported in Item 5 as beneficially owned by Mr. Gagnon were purchased for certain customers of Gagnon Securities LLC with funds provided from the customers in the aggregate of $2,066,598. The additional 298,800 shares of Common Stock reported in Item 5 as beneficially owned by Neil Gagnon were acquired, as the case may be, by Neil Gagnon and/or his wife with personal funds and by the Gagnon Family Partnership II, L.P. (the "Partnership"), The Gagnon Foundation Inc. (the "Foundation") and the Gagnon 1999 Grandchildren's Trust (the "Trust") using Partnership funds, Foundation funds and Trust funds, respectively, in the aggregate of $1,941,807.

Item 4.  Purpose of Transaction.

     The 690,547 shares whose beneficial ownership has been attributed to Mr. Gagnon were acquired for investment purposes for the various accounts referred to in Item 5. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.



                                Page 3 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) According to the Company's Form 10-QSB for the period ended July 31, 2000 there were outstanding 2,578,913 shares of Common Stock on September 1, 2000. As of the date hereof, Mr. Gagnon, by virtue of the discretionary trading authority granted to him by certain of the customers of Gagnon Securities LLC, of which Mr. Gagnon is the Managing Member and the principal owner, may be deemed to beneficially own an aggregate of 391,747 shares of Common Stock held in certain customer accounts at Gagnon Securities LLC, constituting approximately 15.2% of the shares of the Company outstanding. Mr. Gagnon may be deemed to beneficially own an aggregate of 690,547 shares of Common Stock, which amount includes the 391,747 shares in customer accounts at Gagnon Securities LLC as noted above; 168,125 shares owned by Mr. Gagnon; 110,000 shares owned by Lois Gagnon, Mr. Gagnon's spouse; 6,725 shares held by the Foundation, of which Mr. Gagnon and his wife are trustees; 12,400 shares held by the Partnership, of which Mr. Gagnon is a general and the limited partner, and 1,550 shares held by the Trust, constituting approximately 26.8% of the shares of Common Stock outstanding. Mr. Gagnon has shared dispositive power with respect to the 391,747 shares of Common Stock held in the customer accounts at Gagnon Securities LLC. Mr. Gagnon also has sole voting and dispositive power with respect to the 168,125 shares owned by him and shared voting and dispositive power with respect to the shares of Common Stock owned by his spouse, the Foundation and the Partnership. Mr. Gagnon has shared dispositive power with respect to the shares of Common Stock owned by the Trust.

     Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation or the Trust. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation or the Trust. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock.


                                Page 4 of 6 Pages

     (c) During the 60 days prior to September 27, 2000, Mr. Gagnon made the following purchases of shares of Common Stock in open market transactions on AMEX for the benefit of the reported customer accounts at Gagnon Securities LLC for which he has discretionary trading authority:

                                      No. of          Price
                                      Shares           Per
                  Date               Purchased        Share
                  ----               ---------        -----
                  7/24/00               3,200         $1.894
                  8/11/00              12,000         $2.083
                  8/11/00               5,817         $2.083
                  8/11/00                 800         $2.083
                  8/11/00                 800         $2.083
                  8/21/00               3,300         $2.020
                  8/21/00               2,925         $2.020
                  8/21/00               1,125         $2.020

     (d) The owners of the customer accounts at Gagnon Securities LLC have the right to receive and direct the receipt of dividends on, or proceeds from the disposition of, any shares of Common Stock held in their respective accounts at Gagnon Securities LLC. Lois Gagnon has the right to receive dividends on, and any proceeds from the disposition of any shares of Common Stock owned by her. The Partnership, the Foundation and the Trust have the right to receive dividends on and proceeds from any shares of Common Stock reported by them in
Item 5 above as owned by them.

     (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be filed as Exhibits.

     None


                                Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 16, 2001


                                                     /s/ Neil Gagnon
                                                     ---------------------------
                                                     Neil Gagnon









                                Page 6 of 6 Pages